SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ICO, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

449293109
(CUSIP Number)

Shawn Kimel
444 Adelaide West
Toronto, Ontario, M5V 1S7
(416) 365-2155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Matthew A. McMurphy
901 Main Street, Suite 6000
Dallas, Texas 75202
(214) 953-6127

November 20, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44293109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The K2 Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,190,514 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 1,190,514 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,514

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 44293109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON K2 GenPar, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,190,154 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 1,190,154 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,154

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.87%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 44293109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shawn Kimel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(a)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,227,014 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 1,227,014 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,014

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 44293109

Item 1.    Security and Issuer.

The title and class of equity securities to which this Statement relates is the common stock, no par value per share, (the “Stock”) of ICO, Inc., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5333 Westheimer, Suite 600, Houston, Texas 77056.

Item 2.    Identity and Background.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”): The K2 Arbitrage Fund L.P., an Ontario limited partnership (“K2 Arbitrage”); K2 GenPar, Inc., an Ontario corporation and sole general partner of K2 Arbitrage (“K2 GenPar”); and Shawn Kimel, a Canadian citizen and President of K2 GenPar (“Kimel”).

K2 Arbitrage is an Ontario limited partnership, the principal business of which is to invest in equity securities. The principal business address of K2 Arbitrage, which also serves as its principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

K2 GenPar is an Ontario corporation, the principal business of which is serving as the general partner of K2 Arbitrage, and activities related thereto. The principal business address of K2 GenPar, which also serves as its principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

The principal business or employment of Kimel is serving as the President of K2 GenPar and K2 & Associates Investment Management Inc., an Ontario corporation which provides K2 GenPar with investment advice and research and trading strategies. The principal address of Shawn Kimel, which also serves as his principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The source and amount of funds used by K2 Arbitrage to purchase its Stock is Working Capital of K2 Arbitrage. As used herein, the term “Working Capital” includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Kimel used personal funds to purchase his shares of Stock.

CUSIP NO. 44293109

Item 4.    Purpose of Transaction.

Pursuant to a series of transactions ending on November 20, 2002, K2 Arbitrage has purchased for an aggregate of $1,726,333 in cash an aggregate of 1,190,514 shares of Stock. The shares of Stock were acquired by K2 Arbitrage for the purpose of investment.

Pursuant to a series of transactions ending on October 15, 2002, Kimel has purchased for an aggregate of $49,117 in cash an aggregate of 31,500 shares of Stock. The shares of Stock purchased by Kimel were acquired for the purpose of investment.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer’s management, other security holders of the Issuer and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 44293109

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

Pursuant to Rule 13d-3(a), at the close of business on November 20, 2002, each of K2 Arbitrage and K2 GenPar (as the sole general partner of K2 Arbitrage) may be deemed to be the beneficial owner of 1,190,514 shares of the Stock, which constitute approximately 4.87% of the 24,450,345 shares of Stock outstanding on August 12, 2002, according to the Issuer’s Form 10-Q for the period ended June 30, 2002 filed on August 14, 2002 (the “Outstanding Shares”). Each of K2 Arbitrage and K2 GenPar, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

Pursuant to Rule 13d-3(a), at the close of business on November 20, 2002, Kimel, individually and as President of K2 GenPar (the sole general partner of K2 Arbitrage), may be deemed to be the beneficial owner of 1,227,014 shares of the Stock, which constitutes approximately 5.02% of the Outstanding Shares consisting of (i) the 1,190,514 shares described in the preceding paragraph and (ii) 31,500 additional shares of Stock beneficially owned by Kimel separately. Kimel, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

During the last 60 days, K2 Arbitrage has purchased and sold shares of the Stock in open market transactions on the Nasdaq National Market as follows:

Date	Transaction	Shares	Price($)
9/30/02	Purchase	5,000	1.7126
10/1/02	Purchase	11,100	1.7264
10/2/02	Purchase	8,400	1.7155
10/8/02	Purchase	11,104	1.6237
10/9/02	Purchase	18,199	1.6537
10/10/02	Purchase	4,616	1.6905
10/11/02	Purchase	14,850	1.7705
10/14/02	Purchase	15,656	1.5159
10/15/02	Purchase	21,300	1.5096
10/16/02	Purchase	4,112	1.4121

CUSIP NO. 44293109

10/17/02	Purchase	113	1.3821
10/18/02	Purchase	2,162	1.3825
10/21/02	Purchase	31,956	1.3804
10/22/02	Purchase	17,537	1.3884
10/23/02	Purchase	24,394	1.3460
10/24/02	Purchase	7,100	1.3220
10/28/02	Purchase	31,021	1.3123
10/29/02	Purchase	44,321	1.3120
10/30/02	Purchase	10,805	1.2892
10/31/02	Purchase	20,621	1.2783
11/1/02	Purchase	14,585	1.3045
11/4/02	Purchase	6,701	1.4209
11/5/02	Purchase	6,900	1.3426
11/6/02	Purchase	66,300	1.3120
11/7/02	Purchase	29,599	1.2465
11/8/02	Purchase	60,901	1.2498
11/11/02	Purchase	19,773	1.2166
11/12/02	Purchase	500	1.2100
11/12/02	Purchase	4,486	1.2118
11/14/02	Purchase	13,700	1.1670
11/15/02	Purchase	2,000	1.2318
11/18/02	Purchase	8,800	1.2251
11/19/02	Purchase	10,100	1.2068
11/20/02	Purchase	51,800	1.3748
11/20/02	Purchase	19,422	1.2455

During the last 60 days, Kimel has purchased and sold shares of the Stock in open market transactions on the Nasdaq National Market as follows:

Date	Transaction	Shares	Price ($)
10/3/02	Purchase	2,200	1.6600
10/4/02	Purchase	3,680	1.6538
10/4/02	Sell	(100)	1.6500

CUSIP NO. 44293109

Date	Transaction	Shares	Price ($)
10/4/02	Purchase	12,520	1.6600
10/14/02	Purchase	10,500	1.5100
10/15/02	Purchase	1,000	1.5100

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

No exhibits.

[The remainder of this page is intentionally left blank.]

CUSIP NO. 44293109

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

CUSIP NO. 44293109

Dated:  November 27, 2002

THE K2 ARBITRAGE FUND L.P., an Ontario limited partnership

By: K2 GenPar, Inc. Its: General Partner

	By:	/s/ Shawn Kimel
Shawn Kimel, President

K2 GENPAR, INC., an Ontario corporation

By:	/s/ Shawn Kimel
Shawn Kimel, President
Shawn Kimel